Exhibit 1.1

For Immediate Release

HKTV seeks to deregister and terminate reporting obligations in the United States

(Hong Kong, December 29, 2016) Hong Kong Television Network Limited (“HKTV”) will file a Form 15F with the United States and Exchange Commission (“SEC”) to deregister and terminate its reporting obligations under the United States Securities Exchange Act (the “Exchange Act”).

HKTV’s reporting obligations under the Exchange Act will be suspended immediately upon such filing and the deregistration is expected to become effective 90 days after the filing, unless withdrawn by HKTV or denied by the SEC earlier.

HKTV will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website: http://www.hktv.com.hk.

HKTV said the decision to deregister has been reached in view of limited holdings and trading volume of the HKTV’s American Depositary Shares (“ADSs”) and the time and cost of maintaining the listing of the ADSs in the United States.

Following the deregistration, HKTV’s American Depositary Receipts (“ADRs”) will continue to be traded in the over-the-counter markets, and The Bank of New York Mellon will continue to act as HKTV’s ADR depositary.

HKTV and The Bank of New York Mellon will amend their relevant Deposit Agreement to reflect the change of its reporting status under the Exchange Act. A copy of the amendment to the Deposit Agreement will be filed with the SEC.

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About Hong Kong Television Network Limited

Hong Kong Television Network Limited is a Hong Kong listed company (SEHK : 1137). In addition, the Company’s American Depositary Shares (ADSs), each representing 20 ordinary shares, are eligible for trading in the United States in the over-the-counter (OTC) markets. Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology and applications. The Company is now developing Hong Kong’s largest 24-hour online shopping mall, HKTVmall, providing a “one-stop shop” platform to people in Hong Kong, including entertainment, online shopping, delivery service and impressive customer experience. For more information on HKTV, please visit www.hktv.com.hk

For Enquiries, please contact:

Corporate Communications	Investor Engagement
Jessie Cheng	Alice Wong
Tel: (852) 3145 4118	Tel: (852) 3145 6888
Email: chengcm@hktv.com.hk	Email: investor_engagement@hktv.com.hk